Exhibit 99.1

Level 7, 151 Macquarie Street Sydney NSW 2000 Australia

15 May 2013

ASX Market Announcements

ASX Limited

Level 4, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam

Prima BioMed Ltd – Completion of SPP

Prima BioMed Ltd ABN 90 009 237 889 (Company) is pleased to announce the successful completion of the share purchase plan the terms of which were given to ASX Limited (ASX) on 11 April 2013 (SPP).

The SPP, which has been positively supported by the Company’s existing shareholders, raised approximately $5 million.

As previously disclosed, and although there can be no certainty that such a transaction will occur, the Company will now seek to place the shortfall from the SPP to sophisticated or professional investors identified by the Company’s financial adviser.

An Appendix 3B, detailing the precise number of Shares to be issued under the SPP will be given to ASX after tomorrow’s general meeting (EGM) where Shareholders are being asked to approve, among other things, the issue of up to $2 million (in aggregate) worth of Shares from the shortfall from the SPP to certain directors of the Company.

Further information

If you would like further information regarding the SPP or the EGM, please see the SPP offer booklet and the notice of meeting and explanatory statement, in each case given to ASX on 11 April 2013 or visit the Company’s website (www.primabiomed.com).

Yours sincerely

Deanne Miller General Counsel & Company Secretary

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

Disclaimer

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of securities in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended to constitute a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. The Company reserves the right, subject to the ASX Listing Rules and the Corporations Act 2001 (Cth), to alter the dates at its discretion, without prior notice.